September 3, 2014

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 14, 2014

File No. 001-34991

Targa Resources Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 14, 2014

File No. 001-33303

Dear Ms. Thompson:

Set forth below are the responses of Targa Resources Corp., a Delaware corporation (the “Company,” “Targa,” “we,” “us” or “our”) and Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 20, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, File No. 001-34991 and the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, File No. 001-33303, both filed with the Commission on February 14, 2014. Each response below has been prepared and is being provided by the Company and Partnership, as applicable, each of which has authorized us to respond to the Staff’s comments on their behalf.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-Ks unless otherwise specified.

Targa Resources Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.	Certain of our comments apply to both Targa Resources Corp. (“Targa”) and Targa Resources Partners LP (the “Partnership”). In order to reduce the number of comments issued, where a comment is applicable to both registrants, please ensure your response addresses each registrant.

Securities and Exchange Commission

September 3, 2014

RESPONSE:

The Company acknowledges the Staff’s comment and will ensure that its responses address each registrant, where applicable.

Item 6. Selected Financial Data, page 57

2.	You refer to distributions made by Targa as dividends in multiple instances throughout your filing, such as on pages 57, 82, 83 and F-7. We also note that these distributions have been made from additional paid in capital in the years ended December 31, 2012 and 2011, and in part during the year ended December 31, 2013. Please tell us why you believe it is appropriate to refer to distributions to shareholders during these periods simply as “dividends” given that these distributions were made from additional paid in capital due to the negative balance in retained earnings, as well as any alternative designations you considered and rejected, such as liquidating dividends or return of capital, that would more clearly convey the substance of these distributions to shareholders. Cite any relevant U.S. GAAP you considered in your response as applicable. This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2014.

RESPONSE:

The Company acknowledges the Staff’s comment. Targa has used the term “dividends” throughout its filings, including its Form 10-K for the year ended December 31, 2013, in which “Our Dividend Policy” (page 55) states, “We intend to pay to our stockholders, on a quarterly basis, dividends equal to the cash we receive from our Partnership distributions, less reserves for expenses, future dividends and other uses of cash.” Consistent with its disclosed dividend policy, the source of the Targa’s dividends is primarily Partnership distributions, not Targa’s earnings or capital balances. Therefore, the substance of these dividends is not a liquidating dividend or return of capital to shareholders. Authoritative U.S. GAAP is silent as to what constitutes cash dividends, or how such dividends should be labeled in the financial statements. Rather, in situations where cumulative cash dividends exceed cumulative GAAP earnings, we believe that practice generally is to make this clearly evident to financial statement users by charging the excess dividend to additional paid in capital.

The term “dividends” is consistent with the terminology used in the General Corporation Law of the State of Delaware (the “DGCL”). Section 170 of the DGCL states that directors of corporations may declare and pay dividends upon the shares of its capital stock either out of its surplus or, in cases where there is no such surplus, out of its net profits. Section 154 of the DGCL defines surplus as the excess of the net assets balance over the capital balance of a corporation. Liquidating dividends are not permissible under the DGCL. For Targa, the Partnership distributions provide the surplus from which the dividends may be paid.

Securities and Exchange Commission

September 3, 2014

In addition, Targa uses the term “dividends” so as to distinguish from the “distributions” paid to the Partnership unitholders by the Partnership. We believe that this distinction is important to provide clarity to both the Targa stockholders and the Partnership unitholders.

Targa added additional disclosure to its Quarterly Report on Form 10-Q for the period ended June 30, 2014 in Note 11 – Common Stock and Related Matters, page 15, stating, “Dividends declared are recorded as a reduction of retained earnings to the extent of retained earnings that was available at the close of the prior quarter, with any excess recorded as a reduction of additional paid-in capital.” Targa will continue to include this additional disclosure regarding the nature of the dividends in future filings. Additionally, to complement this footnote disclosure Targa will include a separate line in the consolidated statements of changes in owners’ equity entitled “Dividends in excess of retained earnings” in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Partnership’s Liquidity and Capital Resources

Capital Requirements, page 90

3.	We note your disclosure regarding maintenance capital expenditures in the third paragraph of page 9. Please tell us and disclose the reasons for fluctuations, or lack thereof, as well as any trends in the amount of maintenance capital expenditures for each of the periods presented. In your response, please specifically explain the impact, if any, the significant increase in your asset growth, either organically or through acquisitions, has had on the level of maintenance capital expenditures and the impact you expect it to have in the future. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K. This comment also relates to the Partnership.

RESPONSE:

The Company acknowledges the Staff’s comment. The Partnership’s capital expenditures are classified as either expansion capital expenditures, which includes business acquisitions, or maintenance capital expenditures. Expansion capital expenditures improve the service capability of the existing assets, extend asset useful lives, increase capacities from existing levels, add capabilities, reduce costs or enhance revenues, and fund acquisitions of businesses or assets. Maintenance capital expenditures are those expenditures that are necessary to maintain the service capability of the Partnership’s existing assets, including the replacement of system components and equipment, which are worn, obsolete or completing their useful life, and expenditures to remain in compliance with environmental laws and regulations. Routine maintenance capital expenditures are incurred on a relatively continuous basis. Additionally, maintenance capital expenditures can include significant one-time projects, or multi-year projects.

Securities and Exchange Commission

September 3, 2014

In the “Capital Requirements” sections of our Form 10-Ks for the year ended December 31, 2013, we disclosed the annual maintenance capital expenditures in a tabular format. Targa’s maintenance capital expenditures were $79.9 million for the year ended December 31, 2013, $76.3 million for the year ended December 31, 2012, and $83.4 million for the year ended December 31, 2011. The Partnership’s maintenance capital expenditures were $79.9 million for the year ended December 31, 2013, $76.0 million for the year ended December 31, 2012, and $81.8 million for the year ended December 31, 2011.

We did not provide detailed disclosures for fluctuations in maintenance capital expenditures for the years ended December 31, 2013, 2012 and 2011, as the annual amounts have remained relatively consistent. Our routine maintenance capital program for existing operations is expected to remain fairly stable, with a general increase over time as a result of our growing asset base and inflationary pressures on certain costs. We disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flow—Cash Flow from Investing Activities—Partnership” that maintenance capital expenditures (in the aggregate) decreased $5.8 million from 2011 to 2012. We believe that providing detailed fluctuation analysis at a description lower than “maintenance capital expenditures” would not be beneficial to the readers of our financial statements due to the large number of maintenance capital expenditure projects ongoing in any period (hundreds of projects in 2013 alone) unless a significant new trend or significant new project occurred in a given period.

For example, one environmentally related project disclosed in the notes to the financial statements in our Form 10-Ks for the years ended December 31, 2013, 2012 and 2011 included $1.7 million and $20.2 million of maintenance capital expenditures for the years ended December 31, 2012 and 2011, respectively. Excluding the impact of the environmental project, Targa’s maintenance capital expenditures were $79.9 million for the year ended December 31, 2013, $74.6 million for the year ended December 31, 2012, and $63.2 million for the year ended December 31, 2011. Excluding the impact of the environmental project, the Partnership’s maintenance capital expenditures were $79.9 million for the year ended December 31, 2013, $74.3 million for the year ended December 31, 2012, and $61.6 million for the year ended December 31, 2011. These adjusted routine maintenance capital expenditures follow the upward trend previously discussed.

While our expansion capital expenditures have increased significantly over the last three years from $252.3 million in 2011 to $540.7 million in 2012 to $954.6 million in 2013, our maintenance capital expenditures do not follow the same sharp upward trend, as newly constructed assets require less maintenance capital in their early years. Similarly, the property, plant and equipment acquired as part our acquisition of Saddle Butte Pipeline LLC’s crude oil gathering pipeline and terminal system and natural gas gathering and processing operations, collectively referred to as “Badlands,” on December 31, 2012, was comprised of assets constructed primarily in 2010, 2011 and 2012. We expect that the general trend in maintenance capital expenditures will be an increase over time due to continued growth, additional inflationary cost pressures, and maturing of our new growth assets. Going forward, we will continue to monitor our maintenance capital expenditures for disclosure of overall trends, as well as identification and disclosure of any projects, or groups of projects, that have a significant impact to the maintenance capital expenditure trends. We will include disclosures in our future filings for such projects or trends.

Securities and Exchange Commission

September 3, 2014

4.	Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and expansion capital expenditures. If so, please revise your disclosure to quantify the portion allocated to expansion capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K. This comment also relates to the Partnership.

RESPONSE:

The Company acknowledges the Staff’s comment. The determination of whether a specific capital expenditure is classified as maintenance capital expenditures or expansion capital expenditures is made at the individual project level. Each project Authorization For Expenditures (“AFE”) is identified as either a maintenance capital expenditure or an expansion capital expenditure prior to approval by management. Projects are defined and segmented in such a way to not have an element of both maintenance capital expenditures and expansion capital expenditures in the same AFE. Due to the manner in which the project AFEs are structured, allocations between maintenance capital expenditures and expansion capital expenditures are not necessary. As a result, we respectfully advise the Staff that no additional disclosures are warranted in the notes to the financial statements.

Item 15. Exhibits, Financial Statement Schedules

Consolidated Statements of Comprehensive Income (Loss), page F-6

5.	We note your presentation of separate amounts of net income, other comprehensive income and components of other comprehensive income attributable to Targa and the Partnership within your consolidated statement of comprehensive income (loss) as opposed to consolidated amounts. Please tell us how your presentation is in compliance with ASC 220-10-45-1B(b), which requires an entity to present the components of and the total for other comprehensive income, and that the statement begin with net income.

Securities and Exchange Commission

September 3, 2014

RESPONSE:

The Company acknowledges the Staff’s comment. ASC 220-10-45-1B(b) states, “An entity reporting comprehensive income in two separate but consecutive statements shall present the following . . . Components of and the total for other comprehensive income as well as a total for comprehensive income in the statement of comprehensive income, which shall be presented immediately after the statement of net income. A reporting entity shall begin the second statement with net income.”

Further, ASC 220-10-45-5 states, “Paragraph ASC 810-10-50-1A(a) states that, if an entity has an outstanding noncontrolling interest, amounts for both net income and comprehensive income attributable to the parent and net income and comprehensive income attributable to the noncontrolling interest in a less-than-wholly-owned subsidiary shall be reported in the financial statement(s) in which net income and comprehensive income are presented in addition to presenting consolidated net income and comprehensive income.”

Targa’s consolidated statements of other comprehensive income (loss) begin with the two levels of net income that appear on the face of the income statement. Targa’s disclosures are consistent with the substance of the disclosure requirements of ASC 220-10-45-1B(b), which is to disclose the components of other comprehensive income (loss) (“OCI”) and a total comprehensive income. In order to also address the substance of the disclosure requirements of ASC 220-10-45-5, we further break the components of comprehensive income into the portion attributable to Targa and the portion attributable to the noncontrolling interest (“NCI”). We believe that this more detailed presentation provides greater benefit to the reader of the financial statements than providing only a consolidated comprehensive income attributable to the NCI, as it presents on the face of the statements of other comprehensive income (loss) whether the NCI participates in the OCI. Under the ASC 220-10-55-9 example, the reader can only determine whether the NCI participates in the OCI by comparing the NCI amounts per the consolidated statements of comprehensive income (loss) and the consolidated statements of operations, or by examining the details of the consolidated statements of changes in owners’ equity. In so doing, the reader could only identify the NCI share of total OCI, whereas our disclosure displays the NCI share of the individual OCI components.

We have gone beyond the example in ASC 220-10-55-9 for the Two-Statement Approach to show the amount of OCI in total and by component that relates to the NCI. This is consistent with the voluntary disclosures provided throughout the Targa filings, which are intended to make it clear to the reader of the financial statements that the majority of Targa’s financial results are derived from consolidating the Partnership.

Securities and Exchange Commission

September 3, 2014

Targa discloses total comprehensive income in a third section of its consolidated statements of comprehensive income (loss). The one item noted in ASC 220-10-45-1B(b) not specifically included on the consolidated statements of comprehensive income (loss) is (total) net income. We do not believe that the lack of a total net income amount on the consolidated statements of comprehensive income (loss) is misleading to the reader of the financial statements, as the two levels of net income presented are specifically identifiable on the consolidated statements of net operations and are readily summed to a (total) net income amount.

While we believe that the substance of Targa’s current disclosure complies with the underlying intent of a statement of consolidated comprehensive income, going forward, in order to comply with the technical requirement of ASC 220-10-45-1B(b), we will expand the third section of the consolidated statements of comprehensive income (loss) to complete the mathematical exercise of summation of the Targa and NCI sections to show consolidated amounts of net income, OCI components and comprehensive income. The following tables represent the current and proposed form of the Targa’s consolidated statements of comprehensive income (loss):

Securities and Exchange Commission

September 3, 2014

Form of Consolidated Statements of Comprehensive Income (Loss) - as filed:

TARGA RESOURCES CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2013			2012			2011
	Pre-Tax	Related Income Tax	After Tax	Pre-Tax	Related Income Tax	After Tax	Pre-Tax	Related Income Tax	After Tax
	(In millions)
Net income attributable to Targa Resources Corp.			$65.1			$38.1			$30.7
Other comprehensive income (loss) attributable to Targa Resources Corp.
Commodity hedging contracts:
Change in fair value	$(0.8)	$0.4	(0.4)	$11.9	$(4.4)	7.5	$(5.2)	$2.1	(3.1)
Settlements reclassified to revenues	(2.8)	1.1	(1.7)	(9.0)	3.3	(5.7)	1.0	(0.4)	0.6
Interest rate swaps:
Change in fair value	—	—	—	—	—	—	(0.3)	0.1	(0.2)
Settlements reclassified to interest expense, net	0.8	(0.3)	0.5	1.3	(0.6)	0.7	1.3	(0.5)	0.8

Other comprehensive income (loss) attributable to Targa Resources Corp.	$(2.8)	$1.2	(1.6)	$4.2	$(1.7)	2.5	$(3.2)	$1.3	(1.9)

Comprehensive income attributable to Targa Resources Corp.			$63.5			$40.6			$28.8

Net income attributable to noncontrolling interests			$136.2			$121.2			$184.7
Other comprehensive income (loss) attributable to noncontrolling interests
Commodity hedging contracts:
Change in fair value	$(5.0)	$—	(5.0)	$64.9	$—	64.9	$(28.4)	$—	(28.4)
Settlements reclassified to revenues	(18.2)	—	(18.2)	(37.0)	—	(37.0)	29.3	—	29.3
Interest rate swaps:
Change in fair value	—	—	—	—	—	—	(4.0)	—	(4.0)
Settlements reclassified to interest expense, net	5.3	—	5.3	6.6	—	6.6	6.8	—	6.8

Other comprehensive income (loss) attributable to noncontrolling interests	$(17.9)	$—	(17.9)	$34.5	$—	34.5	$3.7	$—	3.7

Comprehensive income attributable to noncontrolling interests			118.3			155.7			188.4

Total comprehensive income			$181.8			$196.3			$217.2

Securities and Exchange Commission

September 3, 2014

Form of Consolidated Statements of Comprehensive Income (Loss) - as proposed:

TARGA RESOURCES CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2013			2012			2011
	Pre-Tax	Related Income Tax	After Tax	Pre-Tax	Related Income Tax	After Tax	Pre-Tax	Related Income Tax	After Tax
	(In millions)
Targa Resources Corp.
Net income attributable to Targa Resources Corp.			$65.1			$38.1			$30.7
Other comprehensive income (loss) attributable to Targa Resources Corp.
Commodity hedging contracts:
Change in fair value	$(0.8)	$0.4	(0.4)	$11.9	$(4.4)	7.5	$(5.2)	$2.1	(3.1)
Settlements reclassified to revenues	(2.8)	1.1	(1.7)	(9.0)	3.3	(5.7)	1.0	(0.4)	0.6
Interest rate swaps:
Change in fair value	—	—	—	—	—	—	(0.3)	0.1	(0.2)
Settlements reclassified to interest expense, net	0.8	(0.3)	0.5	1.3	(0.6)	0.7	1.3	(0.5)	0.8

Other comprehensive income (loss) attributable to Targa Resources Corp.	$(2.8)	$1.2	(1.6)	$4.2	$(1.7)	2.5	$(3.2)	$1.3	(1.9)

Comprehensive income attributable to Targa Resources Corp.			$63.5			$40.6			$28.8

Noncontrolling Interests
Net income attributable to noncontrolling interests			$136.2			$121.2			$184.7
Other comprehensive income (loss) attributable to noncontrolling interests
Commodity hedging contracts:
Change in fair value	$(5.0)	$—	(5.0)	$64.9	$—	64.9	$(28.4)	$—	(28.4)
Settlements reclassified to revenues	(18.2)	—	(18.2)	(37.0)	—	(37.0)	29.3	—	29.3
Interest rate swaps:
Change in fair value	—	—	—	—	—	—	(4.0)	—	(4.0)
Settlements reclassified to interest expense, net	5.3	—	5.3	6.6	—	6.6	6.8	—	6.8

Other comprehensive income (loss) attributable to noncontrolling interests	$(17.9)	$—	(17.9)	$34.5	$—	34.5	$3.7	$—	3.7

Comprehensive income attributable to noncontrolling interests			$118.3			$155.7			$188.4

Total
Net income			$201.3			$159.3			$215.4
Other comprehensive income (loss)
Commodity hedging contracts:
Change in fair value	$(5.8)	$0.4	(5.4)	$76.8	$(4.4)	72.4	$(33.6)	$2.1	(31.5)
Settlements reclassified to revenues	(21.0)	1.1	(19.9)	(46.0)	3.3	(42.7)	30.3	(0.4)	29.9
Interest rate swaps:
Change in fair value	—	—	—	—	—	—	(4.3)	0.1	(4.2)
Settlements reclassified to interest expense, net	6.1	(0.3)	5.8	7.9	(0.6)	7.3	8.1	(0.5)	7.6

Other comprehensive income (loss)	$(20.7)	$1.2	(19.5)	$38.7	$(1.7)	37.0	$0.5	$1.3	1.8

Total comprehensive income			$181.8			$196.3			$217.2

Securities and Exchange Commission

September 3, 2014

Notes to Consolidated Financial Statements

Note 3 – Significant Accounting Policies

Accounts Receivable Securitization Facility, page F-12

6.	We note your disclosure on page F-23 regarding the extension of the termination date of your accounts receivable securitization facility to December 12, 2014. Please tell us in additional detail the facts and circumstances you considered in concluding your accounts receivable securitization facility should be presented as a long-term obligation as of December 31, 2013, as well as any alternative presentations you considered and rejected. Please cite relevant U.S. GAAP in your response. This comment also relates to the Partnership.

RESPONSE:

The Company acknowledges the Staff’s comment. In our Form 10-Ks, we disclosed (page F-19, Note 10 – Debt Obligations, long-term debt table, table footnote 5 for Targa; page F-18, Note 10 – Debt Obligations, long-term debt table, table footnote 3 for the Partnership), “All amounts outstanding under the Partnership’s Securitization Facility are reflected as long-term debt in our balance sheet because the Partnership has the ability and intent to fund the Securitization Facility’s borrowings on a long-term basis.”

ASC 470-10-45-14 states that a short-term obligation shall be excluded from current liabilities if the entity intends to refinance the obligation on a long-term basis and the intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing demonstrated through either the post-balance-sheet-date issuance of a long-term obligation or equity securities or the availability under a financing agreement that clearly permits the entity to refinance the short-term obligation on a long-term basis on terms that are readily determinable.

At December 31, 2013, the Partnership had the ability to fund the $279.7 million of borrowings under the Partnership’s accounts receivable securitization facility (the “Securitization Facility”) on a long-term basis using a portion of the $718.2 million of availability under the Partnership’s $1.2 billion senior secured revolving credit facility due October 2017 (the “TRP Revolver”).

When a short-term obligation is excluded from current liabilities, ASC 470-10-50-4 requires that the notes to financial statements include a general description of the financing agreement and the terms of any new obligation incurred or expected to be incurred or equity securities issued or expected to be issued as a result of a refinancing. At December 31, 2013, Targa and the Partnership disclosed the terms of both the Securitization Facility and TRP Revolver within Note 10 to the respective Consolidated Financial Statements.

Securities and Exchange Commission

September 3, 2014

In subsequent filings, we acknowledge that it would be appropriate to include disclosure in the notes to the financial statements of Targa and the Partnership that the intent of the Partnership is to fund the Securitization Facility’s borrowings on a long-term basis either by further extending the termination date of the Securitization Facility or by utilizing the capacity available at the balance sheet date under the TRP Revolver.

Note 4 – Business Acquisition, page F-15

7.	Please tell us more about the contingent consideration discussed on page F-15, the facts and circumstances that existed as of December 31, 2012 as compared to December 31, 2013, and the changes that occurred during the period that caused you to change your initial measurement of the liability.

RESPONSE:

The Company acknowledges the Staff’s comment. On November 14, 2012, the Partnership signed the Membership Interest Purchase and Sales Agreement by and among Saddle Butte Pipeline LLC, Saddle Butte Fort Berthold Gathering, LLC and Saddle Butte Assets, LLC, and the Partnership (the “MIPSA”) to acquire the Badlands operations. The acquisition consideration included a contingent payment of $50 million (the “contingent consideration”) if aggregate crude oil gathering volumes exceeded certain monthly thresholds stipulated in the MIPSA in any one month during the period from January 2013 through June 2014. If the threshold was not attained during the contingency period, no payment would be owed. The contingency period fully expired on June 30, 2014 with no payment due.

ASC 805-30-25-5 requires that the contingent consideration be included as part of the purchase price of the acquired company and recorded at fair value on the date of acquisition. At December 31, 2012, the Partnership recorded a $15.3 million accrued liability representing the fair value of this contingent consideration, determined by a probability-based model measuring the likelihood of meeting the volumetric measures identified in the MIPSA. The acquisition date valuation was based on multiple production forecast scenarios. The assessment at December 31, 2012 included certain scenarios in which the monthly volumetric thresholds were considered by management to be reasonably possible (approximate 31% probability on a discounted basis) of achievement.

In accordance with ASC 805-30-35-1, the contingent consideration was revalued at each subsequent reporting date based on updated management assumptions and historical data to date. Changes in the fair value of this accrued liability were included in earnings and reported as other income (expense) in the consolidated statements of operations in subsequent reporting periods. The updated valuations and changes in management’s assessment were disclosed in each of our Form 10-Qs during 2013 and Form 10-Ks for the year ended December 31, 2013.

Securities and Exchange Commission

September 3, 2014

•	At March 31, 2013, we re-estimated the contingent consideration to be $15.6 million determined by the same probability-based model utilized at year-end 2012. The increase to the contingent consideration liability of $0.3 million was attributable to accretion of the discount factor due to the passage of time. Our assessment of other valuation variables and factors was unchanged with only three months of historical construction and operating data available.

•	At June 30, 2013, we re-estimated the contingent consideration to be $9.1 million determined by the same probability-based model utilized at year-end 2012. The decrease of $6.2 million from the December 31, 2012 valuation reflected our assessment of the reduced likelihood of meeting the stipulated volumetric thresholds, net of accretion of the discount factor due to the passage of time. The updated assessment was based on six months of historical construction and operating data with twelve months remaining on the contingency period. The assessment at June 30, 2013 included certain scenarios in which the monthly volumetric thresholds were considered by management to be remotely possible (approximate 18% probability on a discounted basis) of achievement.

•	As of September 30, 2013, we re-estimated the contingent consideration to be $0 determined by the same probability-based model utilized at year-end 2012. The elimination of the contingent liability reflected our updated assessment that it would not be possible to achieve the stipulated volumetric thresholds and that the $50 million contingent payment to Saddle Butte Pipeline LLC would not be made. As of September 30, 2013, all available information indicated to management that none of the scenarios that originally gave rise to the acquisition date contingent liability were achievable, and therefore, we estimated a probability of 0% that the volume thresholds would be met within the contingency period.

•	As of December 31, 2013 and March 31, 2014, the contingent consideration remained valued at $0, which is consistent with the 0% probability assessment at September 30, 2013.

•	The contingent consideration fully expired on June 30, 2014 with no payment due.

Relevant factors that contributed to our periodic assessments as to whether the contingent consideration volume thresholds would be achieved were:

i)	the length of the remaining contingency period;

ii)	construction progress and right of way acquisition to date;

Securities and Exchange Commission

September 3, 2014

iii)	seasonal curtailment of construction operations due to severe weather conditions in North Dakota, which slows construction during the winter months, particularly from late November through early March; and

iv)	historical and projected producer volumes.

Targa Resources Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 15. Exhibits, Financial Statement Schedules

Consolidated Statements of Operations, page F-5

8.	We note your disclosures on pages F-13 and F-24 related to your calculation of earnings per unit. Please tell us in additional detail how you calculated earnings per limited partner unit, and how you calculated net income attributable to the general partner and limited partners. In your response, please provide us with example calculations, cite relevant U.S. GAAP and provide us with any pertinent provisions of your partnership agreement that may impact the calculation.

RESPONSE:

The Company acknowledges the Staff’s comment. Net income attributable to the general partner and limited partners and earnings per limited partner unit are calculated based on the terms of the First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP, as amended (the “Partnership Agreement”), the guidance in ASC 260, and the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”).

Please note that the Partnership Agreement is on file with the Commission and has been incorporated by reference as Exhibit 3.4 to the Partnership’s Form 10-K.

Sections 17-503 and 17-504 of the Delaware Act require that profits, losses and distributions be allocated among partners in the manner provided in the Partnership Agreement. Section 6.1(a) of the Partnership Agreement describes the required allocations of income for capital account purposes. Section 6.1(d) of the Partnership Agreement requires a priority pro rata allocation of income to holders of Incentive Distribution Rights (the “IDRs”).

Securities and Exchange Commission

September 3, 2014

The priority allocation for the IDRs is driven by the target levels at which distributions are allocated under Section 6.4 of the Partnership Agreement among the general partner (“GP”), the IDRs and holders of common units (“Unitholders”) and is summarized in the following table:

	Equity	Distributions
	Percentage	Minimum	Up to	Up to	Up to	In Excess of
	Interest	Quarterly	First Target	Second Target	Third Target	Third Target
		$0.33750	$0.38810	$0.42190	$0.50625	>$ 0.50625
GP	2%	2%	2%	2%	2%	2%
IDRs	0%	0%	0%	13%	23%	48%
Unitholders	98%	98%	98%	85%	75%	50%

The following table provides the calculation of net income attributable to the limited partners, as used to determine the Partnership’s net income available per limited partner unit for the year ended December 31, 2013:

	Year Ended December 31, 2013 (In millions)
Net income attributable to the Partnership	$233.5	(1)
Net income attributable to general partner:
Priority allocation for distributions to IDR holders as of balance sheet date	102.8	(2) = IDRs, as declared
2% general partner interest in net income attributable to the Partnership	4.7	(3) = (1) x 2%

Total net income attributable to general partner	$107.5	(4) = (2) + (3)

Net income available to limited partners	$126.0	(5) = (1) – (4)

The Partnership’s calculation is consistent with ASC 260-10-45-72, which requires that “current-period earnings shall be allocated to the general partner, limited partner, and incentive distribution right holder using the two-class method to calculate earnings per unit,” as the Partnership’s IDRs are participating securities. Under the two-class method, as described in ASC 260-10-45-60B, net income should first be reduced by distributions declared, and then any residual should be allocated to the general partner and limited partners, with the amount per unit derived by dividing net income allocated to each security by the number of outstanding units of each security.

*        *        *         *        *

Securities and Exchange Commission

September 3, 2014

Please direct any questions that you have with respect to the foregoing to Christopher S. Collins of Vinson & Elkins L.L.P. at (713) 758-4436.

Very truly yours,

TARGA RESOURCES PARTNERS LP

By:	Targa Resources GP LLC, its general partner

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Senior Vice President, Chief Financial Officer and Treasuer

TARGA RESOURCES CORP.

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Senior Vice President, Chief Financial Officer and Treasuer

Enclosures

cc:	Christopher S. Collins, Vinson & Elkins L.L.P.